SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WILL APPEAL EU COMMISSION'S "POLITICAL" DECISION TO PROHIBIT ITS OFFER FOR AER LINGUS

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (Feb 27) confirmed that it will appeal the EU Commission's announced decision to prohibit its latest offer for Aer Lingus, which was supported by an historic and unprecedented remedies package that included not one, but two upfront buyers (BA/IAG & Flybe) to take over approximately half of Aer Lingus' short-haul business.

The transfer to these upfront buyers of Aer Lingus' business on the 46 crossover routes identified by the EU Commission, together with the relevant slots, aircraft, personnel and branding, was ensured by binding, irrevocable commitments by those upfront buyers including Board approvals.

The history of the EU's treatment of Ryanair's two offers for Aer Lingus conclusively proves that this prohibition is a "political" decision to pander to the vested interests of the Irish Government (a minority 25% shareholder in Aer Lingus) and is not one that is based on a fair and reasonable application of EU competition rules or precedent airline merger approvals in Europe.

The 2007 EU Prohibition Decision

In June 2007, the European Commission prohibited Ryanair's first offer for Aer Lingus on the basis that Ryanair's then remedies package:

- did not deliver any upfront buyers or any guaranteed competitor entry; and
- did not address all of the identified 35 crossover routes between Ryanair and Aer Lingus.

Ryanair's 2006 offer for Aer Lingus was also hindered by the fact that Dublin Airport (with 24mppa and only one terminal) was found to be suffering congestion and entry constraints.

This is the context in which Ryanair approached the European Commission with its latest 2012 offer for Aer Lingus.

The 2012 EU Statement of Objections

The Commission accepted that, since traffic had fallen (from 24m to 18m) at Dublin Airport and a second terminal had opened in 2010, there were no congestion issues as had existed in 2007.  However, in its November 2012 Statement of Objections, the EU Commission raised the following concerns:

- Ryanair's commitments did not cover all 46 crossover routes;
- The implementation of Ryanair's commitments was unclear because Ryanair had failed to demonstrate that upfront buyers would take up all of Ryanair's remedies;

-      Ryanair's proposed transfer of Aer Lingus' Heathrow slots was legally unclear (despite the fact that Heathrow, as part of the Dublin-London city pair, did not require a remedy since this city pair was already served by two other strong competitors - BA and Air France);

- Ryanair's signed Heads of Terms with potential upfront buyers were not irrevocable or supported by Board approvals;

-      Ryanair's block space agreement (BSA) proposals, under which some crossover routes would be addressed by selling seats on Aer Lingus flights to a competitor airline, would not replicate effective competition;

- There was no provision in the event of failed entry by upfront buyers;
- There was a risk that Ryanair and the upfront buyers would not compete aggressively because of "long term structural links".

Ryanair's Comprehensive and Final Commitments Package

In February 2013 (after a series of meetings with the EU, and associated iterations of its proposals) Ryanair submitted a final remedies package  which addressed both the shortcomings in its 2007 remedies package and also the concerns raised by the Commission in its November 2012 statement of objections. Its key final remedies included:

- Instead of BSAs, Ryanair committed to transfer Aer Lingus flights on all 46 crossover routes to both BA/IAG and Flybe;
- BA/IAG and Flybe signed irrevocable agreements with Ryanair that they would implement the upfront buyer (UFB) remedies package, including opening bases at Dublin, Cork and Shannon airports;
- Ryanair agreed to transfer Aer Lingus existing business and operations on 43 of the 46 crossover routes, together with aircraft, personnel, slots and all attendant assets, to Flybe;
- Ryanair agreed to transfer both slots and traffic on the remaining 3 of the 46 crossover routes to BA/IAG;

-     Ryanair removed any concerns over the transferability of Heathrow slots by agreeing to transfer both Aer Lingus' and Ryanair's Gatwick slots to BA/IAG so that BA could serve Dublin, Cork and Shannon from both Gatwick and Heathrow airports with no question mark over slot transferability or the implementation of the remedy;

-     Ryanair addressed the Commission's concerns about the commitment of Flybe to the Irish market by undertaking to deliver Flybe Ireland as a commercially profitable and viable entity, with an equity base of at least €100m to ensure that Flybe Ireland was sustainable for the long term;

-     Ryanair's remedies package also addressed the Irish Government's stated concerns by preserving Aer Lingus' operations (and connectivity) on the Dublin-Heathrow route (despite the fact that much of Ireland's connectivity now takes place on connecting services through Paris, Amsterdam, Frankfurt, Abu Dhabi and Dubai airports). The arrival of BA and Flybe Ireland also ensured that jobs in the sector would increase, not reduce;

-     Furthermore, Ryanair's remedies package resolved all "potential" competition routes (i.e. those routes where Ryanair and Aer Lingus don't presently compete but might in the future) by offering slot divestitures, in perpetuity, to any other airline wishing to enter these potential competition routes.

EU Market Test Response

An EU DG Comp market test questionnaire related to Ryanair's final remedy package was circulated to relevant parties across Europe and showed that: (1) a clear majority of respondents agreed that the assets divested to Flybe were sufficient; and (2) EU airlines representing a majority of air passengers in Europe were supportive of key remedies proposed.

Recent EU Airline Merger Approvals

Ryanair's remedies package in the Aer Lingus case, which was supported by irrevocable upfront buyer agreements from BA/IAG and Flybe, was submitted to the European Commission after the Commission's recent approval of other similar airline mergers including BA/IAG's takeover of BMI at Heathrow.  In that case, the EU Commission approved BA's purchase of BMI (in Phase 1) despite the fact that the two airlines were the number one and number two holders of slots at Heathrow.  Following a "phase one" merger review,  the Commission accepted remedies from BA/IAG which involved the transfer of just 12 daily slot pairs to competitor airlines to operate competition on just 6 routes from Heathrow. No upfront buyers were required and those slots that were offered up to competitors will not be taken up until 12 months after BA/IAG completed its takeover of BMI.

Conclusions

It is untenable for the Commission to argue on competition grounds why they have rejected what is an unprecedented and revolutionary remedies package in the Ryanair/Aer Lingus case just months after they had granted phase one approval to a similar IAG/BMI airline merger, which concerned the number one and number two airlines based at the heavily-congested London Heathrow Airport.

In the case of Ryanair and Aer Lingus, which are the number one and number two airlines based in Dublin, Ryanair delivered a structural divestment remedy including, not one, but two upfront buyers, irrevocable and binding commitments from those two upfront buyers, divestiture of Aer Lingus' flights in each of the 46 crossover routes, together with offers of slot divestitures for an unlimited period of time on all other potential competition routes.  Ryanair's latest remedies package conclusively addressed all of the objections raised by the Commission in its 2007 prohibition decision, and comprehensively resolved all of the competition issues raised by the Commission in its November 2012 statement of objections.

On this basis, Ryanair concludes that it has no alternative to, and very good grounds for, an appeal of the prohibition decision to the European Courts.  It is clear that Ryanair, as Europe's only ultra-low cost airline, is being held to a different and considerably higher standard by the European Commission than any other EU flag carrier airline.

Given that Ryanair's remedies package would have (1) resulted in not one, but two new competitor airlines opening bases at Dublin, Cork and Shannon airports; (2) totally devolved more than half of Aer Lingus' short-haul business to these airlines; (3) ensured long term competition on these routes from two of the UK's largest and well known airline brands; and (4) addressed the Irish Government's stated concerns about Heathrow slots, connectivity, jobs and competition, Ryanair does not believe that its remedies package has been rejected for any reason other than pandering to the narrow (and misguided) political interests of the Irish Government.

At a time when even Aer Lingus accepts that it has no long term independent future (its CEO, Christoph Mueller, stated in July 2011: "We need partners to fulfil our mission to connect Ireland with the world. We are too small to do it on ourselves. So we need partnerships.") and at a time when the European Commission has rubberstamped every other significant EU airline merger in recent years with considerably fewer and less effective remedies than those proposed by Ryanair, this prohibition is clearly not based on EU competition rules or any EU airline merger precedent.

Ryanair's Robin Kiely said:

    "The EU Commission has regrettably reversed its own precedents in order to prohibit Ryanair's offer for Aer Lingus.  Ryanair's radical remedies package clearly addressed all of the concerns raised by the EU both in its
    2007 prohibition and in its November 2012 statement of objections.

    At a time when airlines in Europe and further afield are merging to form bigger competition champions (witness American Airlines' merger with US Airways last week and Emirates' recent strategic joint-venture with
    Qantas) the EU Commission has yet again set back competition and choice in Europe while delaying much-needed consolidation.

    This decision leaves Aer Lingus as a small, isolated airline and leaves the two Irish airlines at the mercy of the Government-owned Dublin Airport monopoly, which continues to increase passenger charges, deliver third rate services and oversee traffic declines.  Over the past 5 years, as Dublin Airport has doubled its passenger charges, its traffic has declined from 24m to 18m per annum, while Aer Lingus continues to get smaller as it: (1)
    wet leases short-haul jet aircraft to Virgin to operate new routes from Heathrow to regional UK airports (making no contribution to Irish tourism); (2) rents long-haul aircraft to charter companies outside of Ireland; and
    (3) transfers more and more of its short-haul routes to smaller, turbo-prop aircraft.

    Ryanair regrets that the EU Commission has again failed to apply its own competition rules and precedents in a fair and dispassionate manner.  We regret that this prohibition is manifestly motivated by narrow political interests rather than competition concerns and we believe that we have strong grounds for appealing and overturning this politically-inspired prohibition. Accordingly, Ryanair has instructed its legal advisers to prepare a comprehensive appeal against this manifestly unjust prohibition."

For further information
please contact:                       Robin Kiely                             Joe Carmody
                                                 Ryanair Ltd                              Edelman
                                                Tel: +353-1-8121212              Tel. +353-1-6789333
                                                press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 February, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary